Points International Ltd. and Amtrak Expand Partnership to Offer More to Amtrak Guest Rewards® Members

Amtrak extends its offerings on the loyalty reward management platform Points.com, providing exchange and trade options to Amtrak Guest Rewards members

Toronto, Canada, December 13, 2012 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the loyalty reward management program platform www.Points.com, expands its over five-year partnership with Amtrak to offer Amtrak Guest Rewards members the added flexibility to exchange and trade points on the loyalty reward platform www.Points.com.

“Amtrak has been a valued partner of Points International for over five years,” says Rob MacLean, Chief Executive Officer of Points International. “We are thrilled to be expanding the loyalty services of the Amtrak Guest Rewards program to help increase member engagement and further the growth and development of our respective businesses.”

Since June of 2007, Amtrak Guest Rewards has been part of the Points Partner Network enabling its’ members to buy and gift points. Effective now, the Points.com loyalty reward management platform is expanding to offer the nearly four million Amtrak Guest Rewards members even more flexibility with two additional options to make the most of their rewards.

“Amtrak Guest Rewards is always looking for new ways to make the member experience more convenient and rewarding,” said Michael Blakey, Senior Director, Loyalty & CRM at Amtrak. “Maximizing how our members collect and use their points is at the heart of our partnership with Points International, and offering exchange and trade options on their online loyalty platform give our members a new way to make the most of their reward points.”

Points International has announced or launched 23 new products with 7 new partners as well as introduced 11 new products with existing partners in 2012.

For more information on Points International or our loyalty reward management platform, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

About Points International Ltd.

Points International Ltd. (TSX: PTS; NASDAQ:PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards. Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine's top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

About Amtrak Guest Rewards

Amtrak Guest Rewards, the consumer-loyalty program for Amtrak, offers its members rewarding ways to earn and redeem points, enabling members to get more for their travel. Our members ride with the knowledge that the travel they take earns them more than points. It earns them exclusive deals, and promotions. Access to partner offers and hundreds of online shopping retailers, and rewards like free Amtrak travel, all in a program designed to get them more, faster than ever. Membership in Amtrak Guest Rewards is free, and travelers may enroll online by visiting www.AmtrakGuestRewards.com.

About Amtrak

Amtrak is America’s Railroad, the nation’s intercity passenger rail service and its high-speed rail operator. A record 31.2 million passengers traveled on Amtrak in FY 2012 on more than 300 daily trains – at speeds up to 150 mph (241 kph) – that connect 46 states, the District of Columbia and three Canadian Provinces. Amtrak operates intercity trains in partnership with 15 states and contracts with 13 commuter rail agencies to provide a variety of services. Enjoy the journey at Amtrak.com or call 800-USA-RAIL for schedules, fares and more information. Join us on facebook.com/Amtrak and follow us at twitter.com/Amtrak.

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Investor relations:
Addo Communications
Laura Foster / Kimberly Esterkin
T. (310) 829-5400; E. lauraf@addocommunications.com / kimberlye@addocommunications.com

Media relations:
Fiona Pincente
Corporate Communications Manager, Points.com
T. 416.596.6370 x3130; E. Fiona.pincente@points.com

Business inquiries:
Martin Tongue
SVP, Business Development, Points.com
T. 416-596-6363; E. martin.tongue@points.com

Amtrak inquiries:
Christina Leeds
T. 202 906 3059; E. Christina.Leeds@amtrak.com